Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

April 2, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Alison White, Esq.
Senior Counsel

Re:	Global X Funds
File Nos. 333-151713, 811-22209

Dear Ms. White:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Cloud Computing ETF (the “Fund”), included in Post-Effective Amendment No. 561 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The response will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Comment: Please provide the SEC staff with a copy of the index methodology for the Fund’s Underlying Index.
Response: A copy of the index methodology has been provided to the SEC staff under separate cover.

2.	Comment: Please disclose whether the Fund will be reconstituted and reweighted at the same time as the Underlying Index.
Response: Registrant respectfully declines to make the requested change. Registrant believes that the current disclosure is consistent with the requirements of Form N-1A at present.

3.	Comment: Consider ordering the principal risks disclosed in the prospectus in order of importance rather than alphabetical order.
Response: Registrant respectfully declines to make the requested change. Registrant believes that its current disclosure is sufficiently responsive to the requirements of Form N-1A at present.

4.	Comment: Please provide additional disclosure regarding the Fund’s investments in foreign securities.
Response: The following disclosure has been inserted into the “Principal Investment Strategies” section of the Prospectus:
As of March 1, 2019, companies listed in the following countries were eligible for inclusion in the Indxx Global Cloud Computing Index: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Ireland, Israel, Italy, Japan, Luxembourg, Malaysia, Mexico, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Qatar, Russia, South Africa, South Korea, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, the United Kingdom, and the United States.

5.	Comment: Please disclose in whether the Fund is non-diversified in the “Principal Investment Strategies” section of the Prospectus.
Response: Registrant respectfully declines to make the requested change. Registrant believes that its current disclosure is sufficiently responsive to the requirements of Form N-1A at present. Item 4(b)(iv) of Form N-1A, relating to principal risks of investing in a fund, notes the following: “If applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Summary of Principal Risks” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification must be disclosed in the Fund’s “Principal Investment Strategies” section, it would be addressed in Item 4(a) of Form N-1A.

6.	Comment: Please disclose in the “Principal Investment Strategies” section whether the Fund may invest in emerging market countries and further define emerging markets in the Prospectus.
Response: The following disclosure has been inserted into the “Principal Investment Strategies” section of the Prospectus:
As of March 1, 2019, companies listed in the following countries were eligible for inclusion in the Indxx Global Cloud Computing Index: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Ireland, Israel, Italy, Japan, Luxembourg, Malaysia, Mexico, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Qatar, Russia, South Africa, South Korea, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, the United Kingdom, and the United States.
Additionally, the following disclosure in the “A Further Discussion Of Principal Risks” section of the Prospectus has been revised as shown below:
Emerging countries are generally located in the Asia and Pacific regions, the Middle East, Eastern Europe, Latin America, and Africa. Emerging markets typically are classified as such by lacking one or more of the following characteristics: sustainability of economic development, large and liquid securities markets, openness to foreign ownership, ease of capital inflows and outflows, efficiency of the market’s operational framework, and/or stability of the institutional framework. The Fund’s purchase and sale of portfolio securities in certain emerging market countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of the Fund, the Adviser, its affiliates and their respective clients and other service providers. The Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

7.	Comment: Please disclose whether the Index Provider is affiliated with the Adviser, and file any sub-license agreement between the Fund and the Adviser as an exhibit to the Registration Statement.
Response: Registrant confirms that the Index Provider is not affiliated with the Adviser. The sub-license agreement between the Trust and the Adviser with respect to the Fund will be filed as an exhibit to the Registration Statement.
Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Lisa Whittaker

Lisa Whittaker
General Counsel
Global X Management Company, LLC